

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

Peter Goldstein, President
GSP-1, Inc.
GSP-2, Inc.
650 Sweet Bay Avenue
Plantation, Florida 33324

  Re: **GSP-1, Inc.**
     Amendment No. 4 to Registration Statement on Form 10
     Filed October 15, 2010
     File No. 000-54070

     GSP-2, Inc.
     Amendment No. 4 to Registration Statement on Form 10
     Filed October 15, 2010
     File No. 000-54071

Dear Mr. Goldstein:

  We have completed our review of your filings and have no further comments at this time.

       Sincerely,

       H. Christopher Owings
       Assistant Director

cc: Gregg Jaclin
    Anslow & Jaclin
    Via facsimile